Exhibit 99.1

Richard Taylor:  More answers to your questions on the Stock Option Exchange Program

RSS| Email | Print | Contact Us

Richard Taylor, Human Resources

September 16, 2009

Richard Taylor is vice president and director of Human Resources. This story is also available in Bahasa Malay. Chinese. Hebrew. Russian. Spanish.

As promised, we have been keeping an eye on the questions raised in emails to me, and comments to the two articles we published about the stock option exchange program.

I hope that getting answers to your questions is helpful in building your general understanding of the program – even though all details are not yet available. If you’re not fond of incremental information, please know that we will have a comprehensive package of information available for you when we formally launch the program.

My thoughts

Before addressing specific questions, I’d like to share some general thoughts. It appears that some employees have already decided the program has no value to them; others have decided the opposite and are vocal in their support. I have a simple request of all of you – don’t be lemmings (i.e., don’t blindly follow others)! By all means read all opinions voiced, but don’t be swayed by them. Opinions offered are just that; opinions. They reflect personal views based on an individual’s experiences.

This is a one-time opportunity for you to make a decision about what you want to do with your eligible options. The choice is yours to make and the opinions of others (including mine) do not matter. If you decide to exchange, fine; or if you decide not to exchange, fine. However, at a minimum please go into the tool when it is open, look at what choices are open to you, use the modeling tool available and then make an informed choice based on what you (not others) think. This really is YOUR choice.

There is also some confusion about eligibility, with a mistaken belief that employees hired before Oct. 2000 aren’t eligible. That is incorrect. There’s a difference between eligible employees and eligible stock options. See the side bar for the definitions of each.

You asked

So now to your questions. Here are the most common ones asked that I can answer at this time.

•	Why can’t Intel make the exchange ratios more attractive for employees?

The exchange program required the approval of the owners of the company, the stockholders. When we proposed the exchange we promised stockholders that it would be “value for value.” That means employees would receive the same value in new options as the value of the current options they hold and stockholders would not lose as a result of the exchange.

The value of new and underwater stock options is calculated using an accepted accounting formula – Black-Scholes. Underwater stock options will be less valuable than new stock options because the will have a higher grant price and less time to expiration than a new stock option grant. Consequently it will take more than one underwater option to equal one new option. To fulfill our commitment to stockholders we will calculate the ratios using Black-Scholes and they will be what they will be. To change this methodology would not only be unlawful it would be unfair to our non-employee stockholders who cannot themselves participate in any type of exchange program.

•	Why is Oct. 2000 the cut-off date for eligible options, which means that my ~$60 options that are expiring in April are not eligible?

The value of those 2000 underwater options is next to nothing as they have a high exercise price and a very short time to expiration. Based on the Black-Scholes stock value of these 2000 underwater options, the ratio would be so ridiculously high (greater than 6 million to 1) that it doesn’t make sense to include these options. Option grants beyond the Oct. 2000 date have much lower exercise prices and a longer time to expiration and therefore have far more realistic exchange ratios.

•	Do the retirement acceleration rules apply to the new option grant?

Yes, the standard retirement acceleration rules (e.g., rule of 75) apply to the new option grant. This includes new options granted in exchange for eligible options from SOP+ and ELTSOP grants. These rules are outlined here.

•	How is the new grant price set?

Your new options will have a grant price equal to the average of the high and low prices of Intel’s common stock on the date the new options are granted. The new options will be granted on the day the exchange window closes.

•	What is the team doing to make sure the online tool will be able to handle a flood of users in the days just before the program ends?

There is extensive stress testing occurring to ensure that we release a stable tool. I highly encourage you not to wait until the last minute, because it will not benefit you.

•	How do I get more answers to my questions about this program?

When the program is formally launched (soon) there will be an extensive Q&A on Circuit. For any questions that are not answered in the Q&A document you may contact Get Help (Ask ES) via Circuit or eCenter in countries where Get Help (Ask ES) is not available. The agents will not have any additional information beyond what is published in Circuit, but they will log your question and respond when the answer has been filed with the U.S. Securities and Exchange Commission. The online Q&A document will be updated with new questions and answers during the exchange window, so check back regularly.

In my first Comment & Analysis article I answered the question about why there is a four-year vesting schedule on the new options. Employees have continued to ask the question so I’ve included the answer again below; if there’s some element you feel I’m missing, please let me know.

•	Why is there a four-year vesting schedule on the new options?

This program is intended to invest our employees in the company’s future success. The new vesting schedule helps the company retain the employees needed to create that success and also allows employees a long-term window over which to share in that success.

Expectations

From now until the program ends, we will be communicating very frequently about the program details. Our intention with such frequent and prominent communication is to make this program so visible that no one will miss it, and to ensure you have as much information as possible to understand it.

Some employees may incorrectly interpret this frequency of communication as a signal that this program is a “large gift.” Please remember that the stock option exchange program is not designed to provide immediate compensation for underwater options. Rather, it is designed to give employees an opportunity to benefit from potential stock price growth over the long term and for the company to benefit from the retention, time and dedication of our most valuable resource--you.

I am proud that Intel is offering this program. It is the right thing to do for our employees; and I believe it demonstrates the company’s investment in you. I hope you feel the same.

Important legal information

The employee stock option exchange program has not commenced. Intel will file a Tender Offer Statement with the Securities and Exchange Commission (SEC) upon the commencement of the employee stock option exchange program. Intel stock option holders should read this document before participating in the program, as it will contain important information. Intel stock option holders will be able to obtain the written materials described above, and other documents filed with the SEC, free of charge from the SEC’s website at www.sec.gov. In addition, stock option holders may obtain free copies of the documents filed by Intel with the SEC by directing a written request to: Intel Corporation, 2200 Mission College Boulevard, Santa Clara, California, 95054-1549, Attention: Investor Relations.

[SIDE BAR]

Related links

•     The Exchange explained: Short new video for you

•     Richard Taylor: Your questions on the Stock Option Exchange

•     Your UBS stock account

Eligibility

Eligible Stock Options:

•     Were granted between Oct. 1, 2000 and Oct. 1, 2008 under any Intel stock option plan or Equity Incentive Plan, and

•     Have a grant price that is above the highest adjusted 52-week closing price of Intel Stock as of the exchange window closing.

•     If any eligible grants go below the adjusted 52-week high Intel stock price during the exchange window, these grants will become ineligible and will not be accepted for exchange.

Eligible Employees:

•     Are employed by Intel or one of its subsidiaries throughout the duration of the exchange window (even if you are on a leave of absence or in an employment termination notice period), and

•     Are holding eligible options.

Note: Employees in certain countries may not be eligible if Intel decides not to extend the exchange offer in a particular country because of tax, legal or administrative barriers. Intel Board of Directors and listed Intel officers named in the Summary Compensation table in the 2009 Proxy Statement that Intel filed with the SEC are not eligible to participate.